Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

NEWS RELEASE

06-13
April 11, 2006
www.first-quantum.com

FIRST QUANTUM AND ADASTRA ANNOUNCE AN AGREED TRANSACTION

SHAREHOLDERS MAY ELECT TO RECEIVE FIRST QUANTUM SHARES VALUED AT $3.40 OR $2.92 PER SHARE IN CASH

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) and Adastra Minerals Inc. (“Adastra”, TSX Symbol “AAA”, LSE Symbol “AAA”) announced today that they have reached agreement on a friendly transaction. The revised offer values each Adastra share at $3.40 in First Quantum shares or $2.92 in cash. The agreed offer reflects an increase of $3.7 million in the maximum cash consideration, reflecting the recent increase in the implied value of the offer, with no change to the maximum number of First Quantum shares to be issued. However as Adastra shareholders cannot be eligible for First Quantum’s May 10, 2006 dividend payment of $0.265 per First Quantum share, First Quantum will make an additional $0.265 cash payment for each First Quantum share issued to Adastra shareholders. The two companies have entered into a definitive support agreement pursuant to which First Quantum will mail to Adastra shareholders a notice of variation and extension amending the offer together with an amended Adastra Directors’ Circular on or before April 18, 2006. Unless otherwise noted, all amounts referred to in this press release are in Canadian dollars.

In the revised offer, Adastra’s common shareholders will have the right to elect to receive either: (a) $2.92 in cash per Adastra common share or; (b) 1 First Quantum common share plus $0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment) for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be offered by First Quantum will be approximately $41.3 million, comprised of $40 million for the $2.92 cash election and $1.3 million for the $0.265 cash payment, and the maximum number of First Quantum common shares to be offered will be approximately 4.9 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately $0.475 in cash and approximately 0.057 First Quantum common shares per Adastra common share.

Based on the closing price of First Quantum’s common shares on the Toronto Stock Exchange on April 10, 2006, of $49.96, the value of the implied offer is $3.40 per Adastra share, under the share election, which represents a premium of approximately 89% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006 (the day prior to the announcement of First Quantum’s original offer).

The Board of Directors of Adastra, after careful consideration and the recommendation of the special committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the amended offer is fair to Adastra shareholders and unanimously recommends that shareholders accept the offer.  Adastra’s financial advisor, N M Rothschild & Sons Limited, has provided an opinion to the Board of Directors of Adastra and the special committee to the effect that, as at April 11, 2006 and based on the assumptions and limitations contained therein, the consideration to be received under the offer is fair, from a financial point of view, to Adastra’s shareholders.

First Quantum Chairman and CEO Philip Pascall said: “We are excited about this opportunity. The Kolwezi tailings project would be an excellent addition to our strong portfolio of producing assets and development projects. Now that the Board of Adastra has recommended our offer we urge those shareholders who haven’t yet tendered to our offer to do so now.”

Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that First Quantum would own at least 50.1% of Adastra common shares on a fully diluted basis, no material changes at Adastra and certain other conditions. Under the terms of the support agreement, Adastra has the right to consider superior proposals from other parties in certain circumstances, but First Quantum has the right to match any offer made by another party. The support agreement also provides for the payment of a fee to First Quantum by Adastra of up to $4.8 million under certain circumstances.

Any Adastra shareholders who previously tendered to the offer will be entitled to the increased price.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. First Quantum produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. First Quantum’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

Important Notice

Reference to the word “Offer” in this news release means the offer, as amended, of First Quantum to purchase all of the common shares of Adastra

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, as amended, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F, as amended. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80, as amended, and the tender offer statement on Schedule 14D-1F, as amended, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors of First Quantum Minerals Ltd.	12g3-2b-82-4461 Listed in Standard and Poor's Sedar Profile #00006237

Philip Pascall Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS